Emerald Strategic Innovation Interval Fund

c\o ACA Group

3 Canal Plaza, Suite 100

Portland, ME 04101

VIA EDGAR

June 30, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Emerald Strategic Innovation Interval Fund (the “Fund”) File Nos. 811-23800, 333-264849

Form RW - Request to Withdraw Registration Statement on Form N-2

Ladies and Gentlemen:

The Fund hereby requests withdrawal of the Fund’s Registration Statement on Form N-2, together with all exhibits thereto (the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”) (Investment Company Act File No. 811-23800). The Registration Statement was filed on May 10, 2022 (Accession No. 00001398344-22-009254). The sponsor of the Fund no longer intends to bring the Fund to market at this time. No securities have been sold pursuant to the Registration Statement.

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call the undersigned at (614) 416-9059.

Sincerely,

/s/ David Bunstine

David Bunstine

Initial Trustee